SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

ART ADVANCED RESEARCH TECHNOLOGIES INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

042 881 201
(CUSIP Number)

Claude Bergeron
Capital Technologies CDPQ inc.
(formely Sofinov, Société financière d'innovation inc.)
1981 McGill College Avenue, Montreal (Quebec), H3A 3C7
Tel.: (514) 847-2310
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Name Of Reporting Persons
  I.R.S. Identification nos. of above persons (entities only)
  Capital Technologies CDPQ inc.
  -------------------------------------------------------------------------------------------------------------
  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a) [ ]
  (b) [ ]
  -------------------------------------------------------------------------------------------------------------
  SEC USE ONLY
  -------------------------------------------------------------------------------------------------------------
  Source of Funds (See Instructions)
  WC
  -------------------------------------------------------------------------------------------------------------
  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
  -------------------------------------------------------------------------------------------------------------
  Citizenship or Place of Organization
  Montreal (Quebec) Canada
  -------------------------------------------------------------------------------------------------------------
  Sole Voting Power
  2,678,572 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Shared Voting Power
  -------------------------------------------------------------------------------------------------------------
  Sole Dispositive Power
  2,678,572 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Shares Dispositive Power
  -------------------------------------------------------------------------------------------------------------
  Aggregate Amount Beneficially Owned by Each Reporting Person
  2,678,572 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Check if the Aggregate Amount In Row (11) Excludes Certain Shares
  (See Instructions) [ ]
  -------------------------------------------------------------------------------------------------------------
  Percent of Class Represented by Amount in Row (11)
  4.91%
  -------------------------------------------------------------------------------------------------------------
  Type of Reporting Person (See Instructions)
  CO
  -------------------------------------------------------------------------------------------------------------

  Name Of Reporting Persons
  I.R.S. Identification nos. of above persons (entities only)
  Caisse de dépôt et placement du Québec
  -------------------------------------------------------------------------------------------------------------
  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a) [ ]
  (b) [ ]
  -------------------------------------------------------------------------------------------------------------
  SEC USE ONLY
  -------------------------------------------------------------------------------------------------------------
  Source of Funds (See Instructions)
  WC
  -------------------------------------------------------------------------------------------------------------
  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
  -------------------------------------------------------------------------------------------------------------
  Citizenship or Place of Organization
  Montreal (Quebec) Canada
  -------------------------------------------------------------------------------------------------------------
  Sole Voting Power
  2,678,572 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Shares Voting Power
  -------------------------------------------------------------------------------------------------------------
  Sole Dispositive Power
  2,678,572 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Shares Dispositive Power
  -------------------------------------------------------------------------------------------------------------
  Aggregate Amount Beneficially Owned by Each Reporting Person
  2,678,572 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Check if the Aggregate Amount In Row (11) Excludes Certain Shares
  (See Instructions) [ ]
  -------------------------------------------------------------------------------------------------------------
  Percent of Class Represented by Amount in Row (11)
  4.91%
  -------------------------------------------------------------------------------------------------------------
  Type of Reporting Person (See Instructions)
  CO
  -------------------------------------------------------------------------------------------------------------

This Schedule 13D/A, dated October 28, 2005 is being filed jointly on behalf of Caisse de dépôt et placement du Québec ("CDPQ") and by its wholly-owned subsidiary, Capital Technologies CDPQ inc. ("Capital") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to a Joint Filing Agreement dated November 7, 2005, between CDPQ and Capital, a copy of which is attached hereto as Exhibit A.

Item 1 - Security and Issuer

This statement is made with respect to the Common Shares (the "Shares") of Art Advanced Research Technologies Inc. ("the Company"), a Canadian corporation. The address of the principal executive offices of which is 2300 Alfred Nobel Boulevard, St-Laurent, Quebec, Canada, H4S 2A4.

Item 2 - Identity and Background

This Schedule 13D/A is filed jointly on behalf of CDPQ, a legal person without share capital and a mandatary of the State of the Province de Québec, created by a special act of the Legislature of the Province de Québec, and Capital, a legal entity duly incorporated under part 1A of the Companies ACT (Québec) and a wholly-owned subsidiary of CDPQ, pursuant to Rule 13d-1(f)(1) under the Exchange Act.

The principal business address and the principal office address of each of CDPQ and Capital is 1000, Place Jean-Paul-Riopelle, Montréal, Québec, Canada, H2Z 2A8. The names, business addresses and principal occupation of each director and executive officer of CDPQ and Capital are set forth in Exhibit B, attached hereto.

Each of the directors and executive officers named in Exhibit B is a Canadian citizen, except Mr. John T. Wall who is an American citizen.

To the best knowledge of CDPQ and Capital, none of the persons listed on Exhibit B has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

N/A.

Item 4 - Purpose of Transaction

Neither CDPQ nor Capital has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (e) of Item 5 of Schedule 13D/A, although either of them may develop such plans or proposals.

CDPQ and Capital intend to review on a continuing basis their investment in the Company. As of the date of this Schedule 13D/A, no determination has been made by CDPQ or Capital to acquire additional shares of Common Stock or dispose of any shares of Common Stock now held by them, although either of them may decide to so acquire or dispose of shares of Common Stock. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.

Item 5 - Interest in Securities of Issuer
  Since the registration of the Company's Shares, Capital is the direct beneficial owner of 2,678,572 Shares. CDPQ may be deemed to be the indirect, beneficial owner of the Shares. Therefore, the Shares presently owned by Capital and CDPQ represent approximately 4.91% of the Shares outstanding, based upon information provided by the company.
  CDPQ and Capital have the power to vote and dispose of the Shares.
  Except as set forth in this Schedule 13D/A, none of CDPQ, Capital or, to the best knowledge of CDPQ or Capital, any person named on Exhibit B hereto, owns any shares of the Company's Common Stock, and none has purchased or sold any shares of the Company's Common Stock during the past 60 days.
  Except as set forth in this Schedule 13D/A, no person is known by CDPQ or Capital to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by CDPQ and Capital.
  As of October 28, 2005 CDPQ and Capital have Ceased to be the beneficial owner of more than five percent of the Company equity securities.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D/A or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7 - Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement dated November 7, 2005 by and between Capital and CDPQ
Exhibit B: List of Executive Officers and Directors of CDPQ and Capital Technologies CDPQ inc.

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Signature

Date: November 7, 2005

Capital Technologies CDPQ inc.

Normand Provost

Signature

Normand Provost, Chairman of the board
Name / Title

Caisse de dépôt et placement du Québec

Soulef Hadjoudj

Signature

Legal Counsel

Name / Title